Exhibit 99.1

Phoenix New Media Announces Strategic Investment from

IDG-Accel Funds into the Phoenix FM App Business

BEIJING, China, November 11, 2013 — Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that it has entered into definitive agreements with IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P.  (“IDG-Accel Funds”) for an investment of millions of US dollars to accelerate development of the Phoenix FM App business.

This strategic investment in the Phoenix FM App business will focus on developing audio apps for smartphones which offer listeners audio content such as news, radio programs, audiobooks and educational courses. The Phoenix FM App remains one of the most popular non-music audio apps available for both iOS and android devices to date in China. The transaction has been approved by Phoenix New Media’s boards of directors and is not subject to shareholder approval. Pursuant to the agreements, Phoenix New Media will inject its Phoenix FM App business into a newly established entity, Phoenix FM Limited (“PFM”), into which IDG-Accel Funds will make the investment. The Company will not consolidate PFM in its financial statement after the closing of the transaction.

Mr. Shuang Liu, Chief Executive Officer of ifeng stated, “As a leading new media company in China, we aim to further enrich our content offerings and broaden our user-reach through the expansion of our platform into new information mediums. Through partnering with one of China’s premier internet and media investors, we are able to more aggressively develop the Phoenix FM App by leveraging IDG-Accel Funds’ unparalleled media experience and resources.  As our users continue to demand access to our premium and differentiated content anytime and anywhere, we are confident we will further expand our user-reach to include the growing number of radio listeners, commuters, and auto-owners in China.”

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China.  Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

About IDG-Accel Funds

IDG-Accel Funds are members of the IDG investment fund group and managed by IDG Capital Partners team, which is a premier VC & PE investor in China. IDG Capital Partners is primarily focusing on investing related projects in consumer products, franchise services, internet and wireless application, new media, education, healthcare, new energy, and advanced manufacturing sectors. As one of the pioneers of foreign investors to enter the Chinese market, IDG Capital Partners has invested in 200 diverse outstanding companies and has successfully exited from over 60 investments through M&A or IPO in US, Hong Kong and A-share market in China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com